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                                                              EXHIBIT 99.(a)(10)












                                       9
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                     INTERMEDIA COMPLETES CASH TENDER OFFER
                    FOR SHARED TECHNOLOGIES FAIRCHILD, INC.

     Tampa, Florida (December 29, 1997) - Intermedia Communications Inc. (Nasdaq/NM: ICIX) announced today that the cash tender offer by its wholly owned subsidiary, Moonlight Acquisition Corp., for 4,000,000 outstanding shares of common stock of Shared Technologies Fairchild, Inc. was successfully completed upon its expiration at 12:00 Midnight, New York City time, on Friday, December 26, 1997.

     Continental Stock Transfer & Trust Company, the depositary for the offer, has advised Intermedia that, based on its preliminary count, approximately 17,076,619 shares of common stock of Shared Technologies Fairchild, Inc., including those tendered by guaranteed delivery procedures, representing approximately 99.4% of aggregate shares outstanding, had been validly tendered and not withdrawn. Moonlight Acquisition Corp. has accepted for payment 4,000,000 shares of Shared Technologies Fairchild, Inc. common stock based upon the proration formula contained in the Offer to Purchase. Because of the difficulty of determining the precise number of shares validly tendered, Moonlight Acquisition Corp. does not expect to be able to announce the final proration factor or to pay for any shares until at least five business days after the expiration of the tender offer.

     Bear, Stearns & Co. Inc. was the Dealer-Manager for the offer. Georgeson & Company Inc. was the Information Agent for the offer.

     Intermedia Communications Inc. is one of the nation's
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fastest growing telecommunications companies, providing integrated telecommunications solutions to business and government customers. These solutions include voice and data, local and long distance, and advanced network access services in major U.S. markets. Intermedia's enhanced data portfolio, including frame relay networking, ATM, and a full range of business Internet connectivity and web hosting services, offers seamless end-to-end service virtually anywhere in the world.

        Intermedia is headquartered in Tampa, Florida, with sales offices in over 40 cities. Intermedia is on the World Wide Web at http://
                                                       -------
www.intermedia.com.
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        Headquartered in Wethersfield, Connecticut, Shared Technologies
Fairchild, Inc. is the nation's largest provider of shared telecommunications services and systems. Through its technical infrastructure and 800 employees, Shared Technologies Fairchild, Inc. acts as a single point of contact for business telecommunications services at more than 465 buildings throughout the United States and Canada.


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